Blue Co Warehousing LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Blue Co Warehousing LLC. Management

We have reviewed the accompanying financial statements of Blue Co Warehousing LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter – Coissuer:
Blue Co Warehousing LLC (the "Company") was originally formed in Delaware on March 7, 2023 and was converted to Blue Co Warehousing, Inc. on June 9, 2025. Blue Co Warehousing Properties LLC, formed in Delaware on October 16, 2025, will act as a fundraising vehicle and co-issuer together with the Company.

RNB Capital LLC

Tamarac, FL
December 3, 2025

Blue Co Warehousing LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	227,961	307,744
Accounts Receivable		-	3,188
Other Current Assets		8,413	6,907
Total Current Assets		236,374	317,839
Non-Current Assets:			
Fixed Assets, net	$	488,291	360,702
Right of Use Assets		7,515,017	8,242,055
Security Deposits		87,363	87,705
Total Non-Current Assets		8,090,671	8,690,462
TOTAL ASSETS	$	8,327,045	9,008,301
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	137,379	72,690
Due to a Related Party		13,063	13,072
Tenants' Security Deposit Liabilities		125,739	54,718
Accrued Interest on Convertible Notes		163,785	43,900
Operating Lease Liability- ST		696,468	613,609
Convertible Notes- ST		1,796,000	-
Other Current Liabilities		17,462	100
Total Current Liabilities	$	2,949,896	798,089
Non-Current Liabilities:			
Convertible Notes - LT	$	-	1,021,000
Operating Lease Liability- LT		7,386,941	8,083,409
Total Non-Current Liabilities	$	7,386,941	9,104,409
TOTAL LIABILITIES		10,336,837	9,902,498
EQUITY			
Member's Equity	$	(2,009,792)	(894,197)
TOTAL EQUITY	$	(2,009,792)	(894,197)
TOTAL LIABILITIES AND EQUITY	$	8,327,045	9,008,301

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenue	$	982,052	150,783
Cost of Goods Sold		11,455	-
Gross Profit	$	970,597	150,783
Operating Expenses			
Advertising and Marketing	$	119,549	93,629
Payroll		253,446	137,689
Operating Lease Expense		1,060,960	530,480
General and Administrative		516,221	235,093
Depreciation Expense		27,917	4,393
Total Operating Expenses		**1,978,093**	**1,001,284**
Total Loss from Operations	$	**(1,007,496)**	**(850,501)**
Other Income (Expense)			
Other Income	$	16,526	204
Interest Expense		(124,625)	(43,900)
Total Other Income (Expense)		**(108,099)**	**(43,696)**
Net Income (Loss)	**$**	**(1,115,595)**	**(894,197)**

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital			
	Units	**$ Amount**	**Accumulated Deficit**	**Total Members' Equity**
Beginning balance at 3/1/23	-	-	-	-
Contribution	100,000	-	-	-
Distribution	-	-	-	-
Net Loss	-	-	(894,197)	(894,197)
Ending balance at 12/31/23	100,000	-	(894,197)	(894,197)
Contribution	-	-	-	-
Distribution	-	-	-	
Net Loss	-	-	(1,115,595)	(1,115,595)
Ending balance at 12/31/24	100,000	-	(2,009,792)	(2,009,792)

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(1,115,595)	(894,197)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		27,917	4,393
Decrease (Increase) in:			
Accounts Receivable		3,188	(3,188)
Other Current Assets		(1,506)	(6,907)
Security Deposits		342	(87,705)
Increase (Decrease) in:			
Accounts Payable		64,689	72,690
Due to a Related Party		(9)	13,072
Tenants' Security Deposit Liabilities		71,021	54,718
Accrued Interest on Convertible Notes		119,885	43,900
Operating Lease Liability		113,429	454,963
Other Current Liabilities		17,362	100
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		416,318	546,036
Net Cash provided by (used in) Operating Activities	$	(699,277)	(348,161)
INVESTING ACTIVITIES			
Purchase of Fixed Assets	$	(155,506)	(365,095)
Net Cash provided by (used in) Investing Activities	$	(155,506)	(365,095)
FINANCING ACTIVITIES			
Proceeds from Convertible Notes	$	775,000	1,021,000
Members' Capital		-	-
Net Cash provided by Financing Activities	$	775,000	1,021,000
Cash at the beginning of period		307,744	-
Net Cash increase (decrease) for period	$	(79,783)	307,744
Cash at end of period	$	227,961	307,744

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	4,740	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

Recognized approximately $8.6 million of right-of-use (ROU) assets under operating leases during 2023.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Blue Co Warehousing LLC (the "Company") was incorporated in the State of Delaware on March 7, 2023, with its headquarters in Raleigh, North Carolina.

The Company operates a scalable network of co-warehousing and flexible workspace facilities designed for small and medium-sized businesses across industries such as E-Commerce, Trades, Technology, Food & Beverage, Life Sciences, and Non-Profit organizations. Its facilities provide fully equipped warehouse, office, and parking spaces with shared operational resources, enabling tenants to operate efficiently without the overhead of traditional commercial spaces. The Company offers flexible lease terms, access to shared equipment and logistical support, professional office and meeting spaces, and a community-oriented environment that fosters collaboration and business growth. Its customers are primarily located throughout North Carolina.

The Company plans to conduct a Regulation CF crowdfunding campaign in 2025–2026 to raise capital, as a co-issuer together with Blue Co Warehousing Properties LLC.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. Management has evaluated these conditions and has developed plans to raise additional equity capital, manage operating expenditures where feasible, and generate revenue through new customers and expanded locations. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company had cash balances of $227,961 and $307,744 as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables,

specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally does not extend credit to its customers. In certain cases where credit is granted, amounts are collected immediately, as reflected by the minimal accounts receivable as of December 31, 2023, and none as of December 31, 2024. No individual customer accounted for more than 10% of outstanding receivables as of December 31, 2023. Management believes that an allowance for doubtful accounts is not necessary; accordingly, no allowance was recorded at either year-end.

The Company's accounts receivable balances as of December 31 is shown below:

Description	**2024**	**2023**
Trade Accounts Receivable	-	3,188
Less: Allowance for Doubtful Accounts	-	-
Totals	**-**	**3,188**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Machinery and Equipment	3-5	84,699	41,423
Furniture and Fixtures	7	13,926	13,926
Leasehold Improvements	15	99,445	11,800
Construction in Progress	-	0	285,754
Buildings	15	322,531	12,192
Less Accumulated Depreciation		(32,310)	(4,393)
Totals		**488,291**	**360,702**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by subleasing warehouse, office, and parking spaces to its customers. The Company's payments are generally received upfront on a monthly basis. The Company's primary performance obligation is to make the leased space available to the customer for the agreed-upon period. Revenue is recognized at the time the space is made available to the tenant, in accordance with the satisfaction of the performance obligation.

In connection with these lease agreements, the Company collects security deposits to secure tenant obligations. As of December 31, 2024, and 2023, tenant security deposit liabilities amounted to $125,739 and $54,718, respectively. These deposits are recorded as liabilities until the lease term concludes or they are applied against any outstanding obligations. Because these amounts are refundable, they do not constitute earned revenue and do not impact revenue recognition.

The Company's revenue recognition policy ensures that revenue is recorded only when the performance obligation, providing access to leased space is satisfied and payments are collected in accordance with the lease agreements.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of costs incurred in the normal course of operations that are not directly attributable to specific revenue-generating activities. These expenses include, but are not limited to, office and facility costs, professional services, insurance, utilities, taxes, travel, technology-related expenses, and other general corporate overhead and are expensed as costs are incurred.

Income Taxes

The Company, although organized as a limited liability company, has elected to be taxed as a corporation under federal and applicable state law. The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Current and deferred income tax expense is recorded based on the Company's status as a corporation for tax purposes, and the impact of changes in tax status is recognized in the period such changes occur.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	93,787	-
Accrued Expenses	23,303	106,916
Depreciation (difference in methods/timing)	(18,823)	(902)
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**98,267**	**106,014**
Less: Valuation Allowance	(98,267)	(106,014)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024, the Company had federal and North Carolina state net operating loss (NOL) carryforwards of approximately $399,000 and $892,000, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are limited to 80% of taxable income in any given year. North Carolina state NOLs generated after January 1, 2014, generally expire 20 years from the year of origination and are also subject to the state's taxable income limitations. Utilization of these losses may be further limited under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

The following table summarizes the Company's income tax components for the years ended December 31, 2024 and 2023, including current and deferred tax expense, as well as the related valuation allowance.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	98,267	106,014
Valuation Allowance	(98,267)	(106,014)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(187,781)	21%	(236,852)	21%
State taxes, net of federal benefit	(77,795)	9%	(98,124)	9%
Permanent differences	30,819	-3%	43,980	-4%
Change in Valuation Allowance	-	0%	-	0%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**(234,757)**	**26%**	**(290,996)**	**26%**

Explanation of Significant Reconciling Items:

The Company's effective tax rate differs from the U.S. federal statutory rate primarily due to the impact of state income taxes and permanent differences. State taxes, net of the federal benefit, increased the tax benefit recognized, while permanent differences partially reduced it. After considering these items, the Company recorded an overall income tax benefit for both periods presented.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2023, the Company received services from Raleigh Founded LLC, resulting in outstanding payables of $13,063 and $13,072 as of December 31, 2024 and 2023, respectively. Raleigh Founded LLC is a related party because it is 50% owned by Forward Impact LLC, which is, in turn, 50% owned by Jason Widen, the Company's majority interest holder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company entered into an operating lease in March 2023 for a building located in Raleigh, North Carolina. The lease commenced with a monthly payment of $75,517, which increases annually over the 120-month term. Details of the lease liabilities, related expenses, future maturities, and other pertinent information are presented below.

		2024
Lease expense		
Operating lease expense		1,591,441
Total		1,591,441
Other Information		
Operating cash flows from operating leases		1,023,049
ROU assets obtained in exchange for new operating lease liabilities		8,599,483
Weighted-average remaining lease term in years for operating leases		8.5
Weighted-average discount rate for operating leases		4%
Maturity Analysis		Operating
	2025-12	1,003,933
	2026-12	1,034,833
	2027-12	1,066,922
	2028-12	1,099,901

	2029-12	1,133,772
	Thereafter	4,247,195
Total undiscounted cash flows		9,586,556
Less: present value discount		(1,503,147)
Total lease liabilities		8,083,409

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – The Company has entered into several convertible note agreements to fund operations during 2023–2024. The notes bear interest at 8% per annum. Amounts outstanding are payable at the demand of the holder prior to conversion, with a stated maturity of March 15, 2025. The notes are convertible into the Company's equity securities at a 20% discount upon the occurrence of certain qualifying events as defined in the note agreements, including (i) a Qualified Financing meeting specified thresholds, (ii) a change in control of the Company, or (iii) at the election of the noteholders upon maturity.

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,021,000 as of 12/31/2023, and 1,796,000 as of 12/31/2024	8%	2025	1,796,000	-	1,796,000	163,785	-	1,021,000	1,021,000	43,900
Total				1,796,000	-	1,796,000	163,785	-	1,021,000	1,021,000	43,900

NOTE 6 – EQUITY

As of December 31, 2024, the Company's ownership structure consisted of two classes of membership units, as summarized below:

Member	**Units**	**Class**	**Percentage Ownership**
Jason Widen	95,000	Class A	95%
Other Members	5,000	Class B	5%
Total	100,000		100%

Class A and Class B units represent the Company's membership interests, with each class having the rights and privileges as outlined in the Company's operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 3, 2025, the date these financial statements were available to be issued.

The Company's outstanding convertible notes as of December 31, 2024 were converted into Class B equity units in March 2025.

During 2025, the Company completed construction work at its warehouse space and recorded a trade agreement with a contractor valued at approximately $100,000.

On June 9, 2025, the Company converted into Blue Co Warehousing Inc., a Delaware corporation. All assets, liabilities, and members' interests of the Company were converted into the assets, liabilities, and common stock of Blue Co Warehousing Inc. in proportion to the existing ownership interests, and there was no impact on total equity.